SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ironclad Performance Wear Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

463013 10 2

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP NO. 463013 10 2	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Kenneth J. Frank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 5,322,300
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 421,000
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 5,322,300
	8	SHARED DISPOSITIVE POWER 421,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,743,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on a total of 72,951,185 shares of the Issuer’s common stock issued and outstanding on March 9, 2010, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 11, 2010.

CUSIP NO. 463013 10 2	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Judy Frank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Stated of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on a total of 72,951,185 shares of the Issuer’s common stock issued and outstanding on March 9, 2010, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 11, 2010.

Item 1(a)	Name of Issuer:

Ironclad Performance Wear Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

2201 Park Place, Suite 101
El Segundo, California  90245

Item 2(a)	Name of Person Filing:

Kenneth J. Frank
Judy Frank

Item 2(b)	Address of Principal Business Office or, if none, Residence:

2201 Park Place, Suite 101
El Segundo, California  90245

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

463013 10 2

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership:

Included in rows 5 through 9 and 11 on page 2.

Item 5	Ownership of 5 Percent or Less of a Class:

Solely with respect to Judy Frank:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Solely with respect to Kenneth J. Frank:
Not Applicable

Item 6	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2010
Date

/s/ Kenneth J. Frank
Signature

Kenneth J. Frank
Name/Title

/s/ Judy Frank
Signature

Judy Frank
Name/Title